EXHIBIT 4b
DESCRIPTION OF THE FIRST AND REFUNDING MORTGAGE BONDS
Set forth below is a description of the terms of the (i) First and Refunding Mortgage Bonds 5% Series due 2037 (the “5% Bonds”), (ii) First and Refunding Mortgage Bonds 8% Series due 2037 (the “8% Bonds”) and (iii) 9.25% First and Refunding Mortgage Bonds Series CC due 2021 (the “9.25% Bonds” and together with the 5% Bonds and the 8% Bonds, the “Bonds”) issued by Public Service Electric and Gas Company. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the First and Refunding Mortgage, dated August 1, 1924 (as supplemented by the Supplemental Indenture dated July 1, 1937 relating to the 5% Bonds, the Supplemental Indenture dated July 1, 1937 relating to the 8% Bonds and the Supplemental Indenture dated June 1, 1991 (No. 1) relating to the 9.25% Bonds, and as further amended and supplemented to the date hereof with respect to the applicable Bonds, the “Mortgage” with respect to such Bonds), between us and U.S. Bank National Association (successor to Fidelity Union Trust Company), as trustee (the “Trustee”). The Trustee’s address is 333 Thornall St., 4th Fl, Edison, NJ 08837.
References in this section to “PSE&G”, “we”, “us” and “our” refer to Public Service Electric and Gas Company without its consolidated subsidiaries. Each series of debt securities issued and outstanding under the Mortgage are referred to herein, collectively, as the “Mortgage Bonds.”
General
We issued the Bonds under the Mortgage. The terms of the Bonds are stated in the Mortgage and include terms made part of the Mortgage by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). You should refer to the Mortgage and the Trust Indenture Act for a statement of these terms. The Mortgage is governed by New York law.
The 5% Bonds are listed on the New York Stock Exchange under the symbol “PEG37J.” The 8% Bonds are listed on the New York Stock Exchange under the symbol “PEG37D.” The 9.25% Bonds are listed on the New York Stock Exchange under the symbol “PEG21.”
The Mortgage does not contain any covenant or other provision that is specifically intended to afford holders of Mortgage Bonds issued thereunder protection in the event of a highly leveraged or similar transaction.
Principal, Interest, Maturity and Payment
Except as described under “Issuance of Mortgage Bonds,” the Mortgage does not limit the aggregate principal amount of Mortgage Bonds that we may issue under it and provides that Mortgage Bonds may be issued under it up to the principal amount as we may authorize from time to time. The Mortgage Bonds may be issued from time to time in one or more series.
The 5% Bonds were initially limited to $8.5 million. The 8% Bonds were initially limited to $10 million. The 9.25% Bonds were initially limited to $150 million.
With respect to the 5% Bonds and the 8% Bonds, each such series issued with coupons was issued in denominations of $1,000, $500 and $100. Registered Bonds of each such series issued without coupons were issued in denominations of $1,000, $5,000 and $10,000. Each such series of Bonds with denominations of $1,000 or more are not exchangeable for Bonds of such series with denominations less than $1,000 and Bonds of such series with denominations of $500 are not exchangeable for Bonds of such series with denominations of $100.
The 9.25% Bonds were issued in registered form only, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The 9.25% Bonds are transferable, and the several denominations thereof are exchangeable for 9.25% Bonds of other authorized denominations, upon compliance with the applicable provisions of the Mortgage. No service charge will be made for any such transfer or exchange of the 9.25% Bonds, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.
The 5% Bonds will mature on July 1, 2037, and interest on such Bonds is payable semi-annually in arrears at the rate of 5% per annum on January 1 and July 1 of each year. The 8% Bonds will mature on June 1, 2037 and interest on such Bonds is payable semi-annually in arrears at the rate of 8% per annum on June 1 and December 1 of each year. The 9.25% Bonds will mature on June 1, 2021, unless we redeem or repurchase them in accordance with their terms prior to such date, and interest on such Bonds is payable semi-annually in arrears at the rate of 9.25% per annum on June 1 and December 1 of each year.

Principal and interest will be payable, and transfers and exchanges of the New Bonds may be made, at the corporate trust office of the Trustee.
Redemption
The 5% Bonds and the 8% Bonds may not be redeemed, in whole or in part, prior to their maturity.
The 9.25% Bonds are subject to mandatory redemption prior to maturity at any time on not less than 30 days’ notice by mail by the application of proceeds of released property or certain other money held by the Trustee upon payment of 100% of the principal amount thereof.
Lien and Security
Each series of Bonds is secured by the lien of the Mortgage equally and proportionately with all other Mortgage Bonds. The Mortgage is a first lien on all of our property and franchises now owned or hereafter acquired (except cash, accounts and bills receivable, merchandise bought, sold or manufactured for sale in the ordinary course of business, stocks, bonds or other corporate obligations or securities, other than those now or hereafter specifically pledged thereunder, not acquired with the proceeds of Mortgage Bonds) (the effectiveness of the after-acquired property clause being subject to certain possible exceptions under New Jersey law which we do not regard as of practical importance), subject only (i) to liens for taxes, assessments and governmental charges and other liens, encumbrances, and rights, none of which liens, encumbrances or rights, in our opinion, materially affects the use of the mortgaged property or the value thereof as security for the Mortgage Bonds, (ii) to the lien of the Trustee for compensation, expenses and indemnity to which it may be entitled under the Mortgage, and (iii) as to after-acquired property, to encumbrances, if any, existing thereon at the time of acquisition.
Under New Jersey law, the State of New Jersey owns in fee simple for the benefit of the public schools all lands now or formerly flowed by the tide up to the mean high-water line, unless it has made a valid conveyance of its interest in such property. Because of uncertainties raised as to possible claims of State ownership, an amendment to the New Jersey Constitution was adopted in the General Election held November 3, 1981 which provides that lands formerly tidal-flowed, but which were not then tidal-flowed at any time for a period of forty years, were not subject to State claims unless the State has specifically defined and asserted a claim within the one year of the adoption of the amendment. As a result, in May 1982 the State published maps of the eastern (Atlantic) coast of New Jersey depicting claims to portions of many properties, including certain properties owned by us. We believe we have good title to such properties and will vigorously defend our title, or will obtain such grants from the State as may ultimately be required. The cost to acquire any such grants may be covered by title insurance policies. Assuming that all of such State claims were determined adversely to us, they would relate to land, which, together with the improvements thereon, would amount to less than 1% of net utility plant. Maps showing State claims to property on the western Delaware River side of New Jersey were not published. However, we believe we have obtained all necessary grants from the State for our improved properties along the Delaware River.
The after-acquired property clause may not be effective as to property acquired subsequent to the filing of a petition with respect to us under the Federal Bankruptcy Code.
Our property subject to the lien of the Mortgage consists principally of our transmission lines, distribution lines, switching stations and substations, and our gas production plants and gas distribution facilities, and includes our undivided interests as a tenant in common without right of partition in jointly-owned gas production facilities and electric transmission lines.
Issuance of Mortgage Bonds
Mortgage Bonds may be authenticated and delivered in a principal amount not exceeding 60% of the cost or fair value to us (whichever is less) of additions or permanent improvements to the mortgaged property within 250 miles of Newark, New Jersey, after deducting the cost of property permanently abandoned and the difference between the cost and the net amount realized on the sale of property sold at a price to net less than half of its cost; but only if our unconsolidated net earnings (before income taxes, amortization of debt discount and expense, and fixed charges), for twelve consecutive months within the fifteen months preceding the application for the authentication of such additional Mortgage Bonds, shall have been at least twice our fixed charges, including interest on the Mortgage Bonds applied for. The principal amount of additional Mortgage Bonds which may be issued on account of the acquisition of property subject to prior liens is that amount which might be issued if there were no such liens, less the principal amount of obligations secured by such liens and not then deposited with the Trustee.
Mortgage Bonds may also be authenticated and delivered under the Mortgage from time to time, in a principal amount equal to the principal amount of Mortgage Bonds (excluding Mortgage Bonds retired through a sinking fund or by the application of the proceeds of released property) or certain prior debt bonds purchased, paid, refunded, or retired by us and deposited with the Trustee, upon such deposit.
Mortgage Bonds may also be issued:

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in a principal amount not exceeding the amount of cash deposited by us with the Trustee, to be subsequently withdrawn on account of additions or improvements or as otherwise permitted by the Mortgage, upon compliance with the conditions which, at the time of withdrawal, would authorize the authentication of Bonds in an amount equal to the cash withdrawn, or

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in a principal amount not exceeding the principal amount of matured or maturing Mortgage Bonds or prior debt bonds, to provide for the payment or purchase thereof, within 12 months before maturity (including a maturity resulting from a call for redemption) or at or after maturity, provided that cash equal to the principal amount of the Mortgage Bonds so issued is simultaneously deposited with the Trustee in exchange therefor.

Maintenance and Depreciation Provisions
We must maintain the useful physical property subject to the Mortgage in good and businesslike working order and condition and make all needful and proper repairs, replacements, and improvements thereto. We must also maintain a reserve for renewals and replacements, reasonable according to the current standard practice of gas and electric utility companies or as approved or fixed by the Board of Public Utilities of the State of New Jersey.
Dividend Restrictions
So long as there remain outstanding any Mortgage Bonds (other than the 5% Bonds and the 8% Bonds), we may not pay any dividend on our common stock other than dividends payable in shares of such stock, or make any other distribution thereon or purchase or otherwise acquire for value any such stock, if such action would reduce our earned surplus below $10,000,000 less all amounts on our books on December 31, 1948, which shall have been thereafter required to be removed, in whole or in part, therefrom by charges to earned surplus pursuant to any order or rule of any regulatory body thereafter entered.
Amendment of Mortgage
The Mortgage may be modified by us and the Trustee with the consent of the holders of 85% in principal amount of the Mortgage Bonds then outstanding (as defined in the Mortgage for such purposes), including, if the modification affects less than all series of Mortgage Bonds outstanding, the holders of 85% in principal amount of the outstanding Mortgage Bonds of each series affected, and excluding Mortgage Bonds owned or controlled by us or by parties owning at least 10% of our outstanding voting stock. No such change, however, may alter the interest rate, redemption price or date, maturity date, or amount payable at maturity of any outstanding Mortgage Bond or conflict with the Trust Indenture Act.
Release and Substitution of Property
Cash proceeds of released property held by the Trustee:

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may be paid to us to reimburse us for the full cost or fair value, whichever be less, of additions or improvements permitted under the Mortgage to be used as the basis for the issuance of additional Mortgage Bonds, without any net earnings requirement;

•	may be paid to us in an amount equal to the principal amount of Mortgage Bonds or certain prior debt bonds purchased, paid, refunded, or retired by us and deposited with the Trustee;

•	may be invested in obligations of the United States; or

•	may be utilized by the Trustee for the purchase or redemption of Mortgage Bonds at the lowest prices obtainable.
The Trustee must release pledged prior debt bonds of any issue if all prior debt bonds of such issue have been pledged and there is no lien on any of the mortgaged property senior to the lien of the Mortgage but junior to the lien of the prior debt bonds to be released. The Trustee must release franchises surrendered and structures removed or abandoned by us pursuant to a legal requirement or an agreement with a state or political subdivision thereof.
Certain additional provisions as to the release of property are referred to above under “Issuance of Mortgage Bonds” and “Maintenance and Depreciation Provisions.”
Defaults

The following constitute events of default under the Mortgage:

•	default in the payment of the principal of any Mortgage Bonds or prior debt bonds;

•	default, continued for three months, in the payment of interest on any Mortgage Bonds or in the payment of any installment of any sinking fund provided for any series of Mortgage Bonds;

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default, continued for three months after written notice to us from the Trustee or the holders of 5% in principal amount of the outstanding Mortgage Bonds, in the observance or performance of any other covenant or condition in the Mortgage; and

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the adjudication of us as a bankrupt, the appointment of a receiver for us or our property or the approval of a petition for our reorganization under the Federal Bankruptcy Code, if no appeal from such action is taken within 30 days, or on the same becoming final.

The holders of 25% in principal amount of the Mortgage Bonds then outstanding (or a majority in principal amount of the Mortgage Bonds of any series in default, if default occurs in payments due with respect to Mortgage Bonds of less than all series) may require the Trustee to take all steps needful for the protection and enforcement of the rights of the Trustee and of the holders of Mortgage Bonds. The holders of 76% in principal amount of the Mortgage Bonds then outstanding have the right to direct and control the action of the Trustee in any judicial or other proceedings to enforce the Mortgage.
If a default in the payment of principal, interest or sinking fund installment affects exclusively the Mortgage Bonds of one or more series, the holders of a majority of the outstanding Mortgage Bonds of the series so affected may require the Trustee to accelerate the maturity of such Mortgage Bonds and also may require the Trustee to take other action for the protection of such bondholders.
Certificate of Compliance
The Mortgage does not require us to furnish to the Trustee any periodic evidence as to the absence of default or as to compliance with the terms of the Mortgage. However, pursuant to the provisions of the Trust Indenture Act we are required to certify to the Trustee, not less than annually, our compliance with all conditions and covenants under the Mortgage.
The Trustee
We maintain ordinary banking relationships with U.S. Bank National Association, including credit facilities and lines of credit. U.S. Bank National Association also serves as trustee under other indentures under which we or our affiliates are the obligor.
The Trustee may resign or be removed with respect to one or more series of Mortgage Bonds and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of Mortgage Bonds under the Mortgage, each such trustee shall be a trustee of a trust thereunder separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the Trustee may then be taken by each such trustee with respect to, and only with respect to, the one or more series of Mortgage Bonds for which it is trustee.
Governing Law
The Mortgage and the Bonds are governed by, and construed in accordance with, the laws of the State of New Jersey.